UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)

of the Securities Exchange Act of 1934

Enel Generación Chile S.A.

(Name of Subject Company (Issuer))

Enel Chile S.A.

Enel S.p.A.

Enel South America S.r.l.

(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Nicolás Billikopf

Enel Chile S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2353-4628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

+1 (212) 294-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)
U.S.$462,585,425	U.S.$57,592

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation is equal to (a) the product of (i) U.S.$26.85, the average of the high and low sale prices per Enel Generación ADS (representing 30 Enel Generación Shares) as reported on the New York Stock Exchange on October 24, 2017, divided by 30, and (ii) 1,033,710,446, the number of Enel Generación Shares (including Enel Generación Shares represented by Enel Generación ADSs) eligible to be tendered in the U.S. Offer as of September 30, 2017, less (b) U.S.$462,585,425 the estimated maximum aggregate amount of cash to be paid by Enel Chile in the U.S. Offer.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$57,592	Filing Party: Enel Chile S.A.
Form or Registration No.: Form F-4 (Registration No. 333-221156)	Date Filed: October 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D, as amended, initially filed on August 12, 2016 (“Schedule 13D”). References to “Item 3” and “Item 5” in the tables below refer to “Item 3” and “Item 5” of Schedule 13D.

CUSIP No. 29244T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29244T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel South America S.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29244T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Chile S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION. THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL SHARES OR ADSS OF ENEL GENERACIÓN CHILE S.A. (“ENEL GENERACIÓN”), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. AT THE TIME THE OFFER IS COMMENCED, ENEL CHILE S.A., ENEL S.P.A. AND ENEL SOUTH AMERICA S.R.L. (THE “ENEL FILING PERSONS”) WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). ENEL GENERACIÓN’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT ENEL GENERACIÓN’S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES (AS DEFINED BELOW). THE SCHEDULE TO WILL BE AVAILABLE FOR FREE ON THE SEC WEB SITE (WWW.SEC.GOV). COPIES OF THE ENEL FILING PERSONS FILINGS WITH THE SEC MAY BE OBTAINED AT THE SEC’S WEB SITE (WWW.SEC.GOV).

***

This Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this “Schedule TO”) relates to the offer (the “U.S. Offer”) by Enel Chile S.A. (“Enel Chile”), a Chilean publicly held stock corporation (sociedead anónima abierta), to purchase:

(i)	all outstanding shares of common stock, without par value, of Enel Generación Chile S.A. (“Enel Generación Shares”), a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, other than Enel Generación Shares currently owned by Enel Chile, held by all U.S. Persons (as defined herein) for an amount of Ch$ in cash, without interest, payable in U.S. dollars, net of applicable withholding taxes and distribution fees for each Enel Generación Share, and

(ii)	all of the outstanding American Depositary Shares (“ADSs”), each representing thirty (30) Enel Generación Shares of (the “Enel Generación ADSs” and together with the Enel Generación Shares, the “Enel Generación Securities”), from all holders of Enel Generación ADSs, wherever located, for an amount of Ch$ in cash, without interest, payable in U.S. dollars, net of applicable withholding taxes and distribution fees for each Enel Generación ADS.

This offer is being made on the terms and subject to the conditions set forth in the prospectus, dated                 , 2018, (the “Prospectus”) attached hereto as Exhibit (a)(4) and incorporated herein by reference, and the Form of Acceptance, the ADS the Letter of Transmittal, the Share Subscription Agreement and the ADS Subscription Agreement, copies of which will be attached hereto as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”).

The U.S. Offer is subject to the condition that any eligible holder of Enel Generación Shares and/or Enel Generación ADSs validly tendering Enel Generación Shares and/or Enel Generación ADSs in the U.S. Offer shall have agreed to apply Ch$             of the consideration payable for each Enel Generación Share validly tendered (the “Enel Chile Share Subscription Amount”) and Ch$ of the consideration payable for each Enel Generación ADS validly tendered to subscribe for shares of common stock, without par value, of Enel Chile (“Enel Chile Shares”) or American Depositary Shares, each representing 50 Enel Chile Shares (each an “Enel Chile ADS” and together with the Enel Chile Shares, the “Enel Chile Securities”), as the case may be, at a subscription price of Ch$             per Enel Chile Share (or Ch$             per Enel Chile ADS) (the “Enel Chile U.S. Share/ADS Subscription Condition”). Following completion of the U.S. Offer, for each Enel Generación Share validly tendered in the U.S. Offer, an Enel Generación shareholder will receive Ch$             in cash, without interest, payable in U.S. dollars net of applicable withholding taxes and distribution fees, and             Enel Chile Shares as a result of its satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition. Following completion of the U.S. Offer, for each Enel Generación ADS validly tendered in the U.S. Offer, an Enel Generación ADS holder will receive Ch$             in cash, without interest, payable in U.S. dollars net of applicable withholding taxes and distribution fees, and             Enel Chile ADSs as a result of its satisfaction of the Enel Chile U.S. Share/ADS Subscription Condition.

Through a concurrent offer in Chile, Enel Chile is offering to purchase any and all of the outstanding Enel Generación Shares, other than Enel Generación Shares currently owned by Enel Chile but including Enel Generación Shares held by U.S. Persons (the “Chilean Offer”), at the purchase price of Ch$             in cash for each Enel Generación Share.

The Chilean Offer is subject to the condition that any eligible holder of Enel Generación Shares tendering in the Chilean Offer shall have agreed to apply Ch$             of the consideration payable for each Enel Generación Share tendered to subscribe for Enel Chile Shares at a subscription price of Ch$             per Enel Chile Share (the “Enel Chile Share Subscription Condition”). As a result, following completion of the Chilean Offer, for each Enel Generación Share validly tendered, an Enel Generación shareholder will receive Ch$             in cash and             Enel Chile Shares as a result of its satisfaction of the Enel Chile Share Subscription Condition.

The U.S. Offer and the Chilean Offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions; however, participants in the Chilean Offer (including U.S. Persons), may not be granted the protection of the U.S. Securities Exchange Act of 1934, as amended. The Chilean Offer and the U.S. Offer are collectively referred to as the “Offers.”

As used herein, a “U.S. Person” means: (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. Persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act. The tendering of Enel Generación Securities pursuant to the U.S. Offer shall constitute a binding agreement between the tendering holder of Enel Generación Securities and us pursuant to the terms and subject to the conditions of the U.S. Offer.

This Schedule TO is filed on behalf of Enel Chile, Enel S.p.A., an Italian societá per azioni (“Enel”), and its subsidiary, Enel South America S.r.l., an Italian società a responsabilità limitata (“Enel South America”), which is expected to be merged into Enel effective November 2017. The information set forth in the Prospectus, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3, except as otherwise set forth below.

Item 1.	Summary Term Sheet

Not applicable.

Item 2.	Subject Company Information

(a)	The information set forth in the sections of the Prospectus entitled “Summary — The Companies — Enel Generación Chile S.A.” and “Information About the Companies — Enel Generación” is incorporated herein by reference.

(b)	The information set forth in the section of the Prospectus entitled “Comparative Market Price Data” is incorporated herein by reference.

(c)	The information set forth in the section of the Prospectus entitled “Comparative Market Price Data” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) – (c) This Schedule TO is filed by Enel Chile, Enel and Enel South America. The information set forth in the sections of the Prospectus entitled “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers,” “Special Factors — Security Ownership by Enel Filing Persons, Enel Generación and their Respective Directors and Officers,” “Information About the Companies — Enel Chile” and “Annex A — Directors and Executive Officers of the Enel Filing Persons and Enel Generación” is incorporated herein by reference.

Item 4.	Terms of the Transaction

The information set forth in the sections of the Prospectus entitled “Special Factors — Certain Effect of the Offers,” “The Offers,” “Material United States Tax Consequences,” “Material Chilean Tax Consequences” and “Comparison of Rights of Holders of Enel Generación Shares and Holders of Enel Chile Shares” as well as other information regarding the Offers contained in the Prospectus is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) and (b) The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Interests of Certain Persons That Are Different from Your Interests” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) and (c)(1), (6) and (7) The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Reasons for the Offers,” “Special Factors — Plans for Enel Generación Following the Offers; Management and Operations after the Offers” and “Special Factors — Certain Effects of the Offers and the Merger” is incorporated herein by reference.

(c)(2 – 5) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b) and (d) The information set forth in the section of the Prospectus entitled “The Offers — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Transactions,” “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers,” “Special Factors — Security Ownership by Enel Filing Persons, Enel Generación and their Respective Directors and Officers” and “Annex A — Directors and Executive Officers of the Enel Filing Persons and Enel Generación” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in the section of the Prospectus entitled “The Offers — Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements

(a)	The information set forth in the sections of the Prospectus entitled “Special Factors — Certain Effect of the Offers,” “Comparative Historical and Pro Forma Per Share Information” and “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference. The audited financial statements of Enel Chile as of and for the three-year period ended December 31, 2016, which Enel Chile’s certified public accountants have audited, are hereby expressly incorporated herein by reference to Item 18 of Enel Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the SEC on April 27, 2017. The unaudited financial statement of Enel Chile as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 are hereby expressly incorporated herein by reference to Enel Chile’s Report on Form 6-K furnished to the SEC on October 24, 2017.

(b)	The information set forth in the sections of the Prospectus entitled “Special Factors — Certain Effect of the Offers,” “Comparative Historical and Pro Forma Per Share Information,” “Unaudited Pro Forma Consolidated Financial Information” and “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

Item 11.	Additional Information

(a)(1)	Not applicable.

(a)(2)	The information set forth in the section of the Prospectus entitled “The Offers — Certain Legal and Regulatory Matters” is incorporated herein by reference.

(a)(3)	The information set forth in the section of the Offer to Purchase entitled “The Offers — Certain Legal and Regulatory Matters” is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	The information set forth in the Prospectus, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)*	Form of Acceptance

(a)(1)(B)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).

(a)(1)(C)*	Form of Share Subscription Agreement.

(a)(1)(D)*	Form of ADS Subscription Agreement

(a)(1)(E)*	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of ADS Letter to Clients.

(a)(1)(H)*	Form of Shares Letter to Clients.

(a)(4)	Prospectus (incorporated by reference to the Registration Statement on Form F-4 (Registration No. 333-221156), initially filed on October 27, 2017 (as amended, “the Form F-4”))

*	To be filed by amendment.

Item 13.	Information Required By Schedule 13E-3

The information set forth below provide answers to Items 1 through 16 of Schedule 13E-3, except to those items that have already been provided in Items 1 through 12 of Schedule TO above.

Item 2.	Subject Company Information

(d)	The information set forth in the sections of the Prospectus entitled “Comparison of Rights of Holders of Enel Generación Shares and Holders of Enel Chile Shares — Dividends” and “Comparative Historical and Pro Forma Per Share Information” is incorporated herein by reference.

(e)-(f) Not applicable.

Item 4.	Terms of the Transaction

(c)	None.

(d) - (f)	The information set forth in the sections of the Prospectus entitled “The Offers — Procedures for Participating in the U.S. Offer — Appraisal/Statutory Dissenters’ Withdrawal Rights” and “The Offers — Acceptance and Payment for Enel Generación Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(c)	The information set forth in the sections of the Prospectus “Special Factors — Background of the Offers,” “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers,” “Special Factors — Interests of Certain Persons That Are Different from Your Interests” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

(e)	The information set forth in the sections of the Prospectus entitled “Special Factors — Interests of Certain Persons That Are Different from Your Interests” and “Special Factors — Certain Effects of the Offers and the Merger” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	The information set forth in the section Prospectus entitled “Special Factors — Plans for Enel Generación Following the Offers; Management and Operations after the Offers” and “Special Factors — Certain Effects of the Offers and the Merger” is incorporated herein by reference.

(c)(8)	The information set forth in the section Prospectus entitled “Special Factors — Plans for Enel Generación Following the Offers; Management and Operations after the Offers” and “Special Factors — Certain Effects of the Offers and the Merger” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Reasons for the Offers,” “Special Factors — Certain Effects of the Offers and the Merger,” “Special Factors — Tax Consequences,” “Material United States Tax Consequences,” “Material Chilean Tax Consequences” and “Comparison of Rights of Holders of Enel Generación Shares and Holders of Enel Chile Shares” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

The information set forth in the sections of the Prospectus entitled “Questions and Answers,” “Special Factors — Background of the Offers,” “Special Factors — Position of Enel Generación as to the Fairness of the Offers; Recommendation” and “Special Factors — Position of Enel Chile and the Enel Entities as to the Fairness of the Offers” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)-(b) None.

(c) Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration

(c)	The information set forth in the sections of the Prospectus entitled “The Offers — Source and Amount of Funds” and “The Offers — Fees and Expenses” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

(d) and (e) The information set forth in the section of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Position of Enel Generación as to the Fairness of the Offers; Recommendation,” “Special Factors — Position of Enel Chile and the Enel Entities as to the Fairness of the Offers” and “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(b)	Not applicable.

Item 15.	Additional Information

(b)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 27, 2017

Enel Chile S.A.

By:	/s/ Nicola Cotugno
Name:	Nicola Cotugno
Title:	Chief Executive Officer

Enel S.p.A.

By:	/s/ Alberto Di Paoli
Name:	Alberto Di Paoli
Title:	Chief Financial Officer

Enel South America S.r.l.

By:	/s/ Giancarlo Pescini
Name:	Giancarlo Pescini
Title:	Sole Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Form of Acceptance

(a)(1)(B)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).

(a)(1)(C)*	Form of Share Subscription Agreement.

(a)(1)(D)*	Form of ADS Subscription Agreement

(a)(1)(E)*	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of ADS Letter to Clients.

(a)(1)(H)*	Form of Shares Letter to Clients.

(a)(4)	Prospectus (incorporated by reference to the Registration Statement on Form F-4 (Registration No. 333-221156), initially filed on October 27, 2017 (as amended, “the Form F-4”))

*	To be filed by amendment.